Principal Funds, Inc. Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

May 29, 2020
Via EDGAR

Jeffrey W. Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. and Principal Variable Contracts Funds, Inc. (each, a “Registrant”)
Response to SEC Staff Comments
File Numbers 033-59474, 811-07572 and 002-35570, 811-01944
Dear Mr. Long,
This letter responds, on behalf of the Registrants, to the comments of the Staff of the Securities and Exchange Commission, which were communicated via telephone on April 30, 2020 to Megan Hoffmann, Graham Langwith, Laura Latham, Anna Minner, Sara Reece, and me.
Comments to the Prospectus
Comment 1. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect each fund’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Investors can locate risks and compare them across funds more readily when they are in alphabetical order. Additionally, because the Registrant’s risks are succinct and only span one or two pages, investors can easily review each fund’s risks in the order provided. The Registrant notes that it specifically discloses in the prospectus that the principal risks are listed alphabetically and not in order of significance.
Comment 2. With respect to the Diversified Real Asset and Global Multi-Strategy Funds, confirm that expenses for each fund’s Cayman subsidiary are reflected in the annual fund operating expenses table. To the extent a Cayman subsidiary charges a management fee, set out the management fee as a separate line item in the table.
Response: The Registrant confirms that any applicable expenses for the Cayman subsidiaries are included in the respective tables. The Cayman Subsidiaries do not charge a separate management fee.

Comment 3. Should the Global Multi-Strategy Fund include a principal risk for investments in reverse repurchase agreements?
Response: No; although certain sleeves of the fund invest in reverse repurchase agreements, they are not a principal strategy or principal risk of the fund.
Comment 4. The Staff notes that the Origin Emerging Markets Fund has significant investments (over 35% of the fund’s assets) in China. Please add specific China-related principal strategies and risks for the fund.

Response: The Registrant will make the requested revision in a supplement to the prospectus.

Comment 5. The Staff notes, based on a review of the Schedule of Investments, that the Small-Mid Cap Dividend Income and Small-Mid Cap Growth Funds have investments greater than 25% in a given sector. Please consider adding prospectus risk disclosures related to the concentration of investments in such sectors.
Response: The Registrant respectfully declines to make the requested change. The funds do not concentrate in a particular industry nor do they have a policy to do so. The Schedule of Investments discloses the percentage of each fund’s assets in a particular sector; however, for purposes of these disclosures, a sector is construed more broadly than industry. One particular sector may contain several industries, which may not all respond to economic, market, political, or social events in the same way.
Comment 6. The Blue Chip, EDGE Midcap, and Small-Mid Cap Dividend Income Funds each include a footnote to the annual fund operating expenses table that states fees have been restated to reflect current fees. Please explain supplementally what was restated and confirm compliance with Item 3 of Form N-1A.
Response: Each of these funds had a contractual change to its management fee schedule effective December 31, 2019, so the fees have been restated to reflect these changes. The Registrant confirms compliance with Item 3 of Form N-1A.
Comment 7. Since the Capital Securities Fund includes investments that are tied to LIBOR, should the discontinuation of LIBOR be added as a principal risk of the fund?

Response: The Registrant continues to monitor the potential impacts of the discontinuation of LIBOR. Although the Registrant declines to add a principal risk at this time, the Registrant will supplement the statutory prospectus to provide more detail about the transition and potential risks.

Comments to Form N-CSR

Comment 8. The font size of the filing for the Principal Funds, Inc. funds appears very large when accessed online. Please address.

Response: The Registrant has reviewed the output in multiple scenarios and does not detect the described issue. Further, the Registrant has reviewed the HTML output and confirmed the tag for the size 12 font.

Comment 9. It appears that the Opportunistic Municipal Fund includes the Management’s Discussion of Fund Performance for another fund. Please address.

Response: Confirmed. The Registrant will amend the filing to include the correct discussion for the fund.

Comment 10. The Diversified Balanced Account and other similar accounts each allocates 50% of its investment to underlying funds that track an equity index. Should each such fund also include an equity index in its performance tables?

Response: With respect to these funds, equity indexes are represented as part of the custom index for each fund shown in the performance tables. For example, the Diversified Balanced Account custom index includes the following: 50% Bloomberg Barclays U.S. Aggregate Bond Index, 35% S&P 500 Index, 7% MSCI EAFE Index NTR, 4% S&P Midcap 400 Index, and 4% S&P Smallcap 600 Index.

Comment 11. In the Schedule of Investments for each applicable fund, going forward, disclose the class of various short term investment funds (for example, the Principal Government Money Market Fund) in which each fund invests.

Response: The Registrant will include the class for such funds in future filings.

Comment 12. The Staff notes that for total return equity basket swaps, Registrants are required to disclose the top 50 securities within the basket. However, for the Global Multi-Strategy Fund, less than 50 securities are listed for several baskets. Please advise supplementally, and if there are 50 or more securities, please revise the disclosure.

Response: The Registrant confirms that such baskets hold less than 50 securities, and in each case, all securities are disclosed.

Comment 13. Please confirm that the Global Multi-Strategy Fund complied with Rule 19a-1 with respect to the reported Return of Capital.

Response: Confirmed.

Comments to Form N-CEN

Comment 14. With respect to Item B.23 related to Return of Capital Distributions, please explain why the disclosure for the return of capital adjustment for the Global Multi-Strategy Fund in in N-CSR does not match what was reported on Form N-CEN. Please amend Form N-CEN to the extent it is incorrect.

Response: The disclosure for Item B.23 includes 19a-1 notices that are calculated on a book basis. However, the return of capital shown for the Global Multi-Strategy Fund in the October 31, 2019 financial statements was calculated on a tax basis. There was no return of capital on a book basis.

Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel and Assistant Secretary, Registrant

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